Exhibit 99.14

Consent of Dennis Bergen

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name in connection with mineral resource estimates for the New Afton Project and to the use of information derived from the technical report entitled “Technical Report on the New Afton Project, British Columbia, Canada” dated December 31, 2009, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2009 and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 26th day of March, 2010.

/s/ R. Dennis Bergen
Name: R. Dennis Bergen
Title: P. Eng., and Associate Principal Mining Engineer for Scott Wilson Roscoe Postle Associates Inc